P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-7310
lex_smith@vanguard.com

March 27, 2018

via electronic filing

Ms. Lisa Larkin
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard California Tax-Free Funds; File No. 33-01569
Post-Effective Amendment Number 53

Vanguard Massachusetts Tax-Exempt Funds; File No. 333-63579
Post-Effective Amendment Number 35

Vanguard New York Tax-Free Funds; File No. 33-02908
Post-Effective Amendment Number 53

Vanguard Ohio Tax-Free Funds; File No. 33-34261
Post-Effective Amendment Number 44

Vanguard Pennsylvania Tax-Free Funds; File No. 33-02907
Post-Effective Amendment Number 53

Dear Ms. Larkin,

This letter responds to comments that you provided to us by telephone on March 13, 2018, regarding the above-referenced post-effective amendments. Each comment is summarized below, followed by the response to the comment.

Comment 1:	Ohio Tax-Free Funds – Prospectus – Principal Risks
Comment:	In the Principal Risks section, there are three bullet points that are indented more than the other risks. Please address and correct as necessary.

Response:	We have corrected the formatting in the filing.

Comment 2:	All Funds – Prospectus – Annual Total Returns Bar Chart
Comment:	Pursuant to Item 4 paragraph (b)(2)(ii) of Form N-1A, please confirm that the most recent quarter is December 31 for this cycle.

Response:	The effective date of the filings will be March 28, 2018. Therefore, we confirm that
December 31, 2017, is the most recent quarter for this cycle.

Comment 3:	All Funds – Prospectus – Security Selection
Comment:	It appears that the fund will invest significantly in municipal securities that are non-
investment-grade. Given the liquidity of these investments, please explain to us in detail how the fund determined that its investment strategy is appropriate for the open-end fund structure. Please explain to us in detail how the fund determined that these holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment). Your response should include: general market data on the types of investments and data on the liquidity of the investments, including information about the specific measures that the fund would take if it received a large redemption request; the existence of an active market for the investment, including the number, diversity, and quality of market participants; the frequency of trade or quotes for the investments, including the daily trading volume; the volatility of trading prices for the investments; bid-ask spread for the investments; restrictions on trading or transferring the investments; and how the fund will be able to appropriately value the investments on a daily basis.

Response:	The security selection discloses the credit quality parameters for the fund’s investable universe and is intended to help investors understand how credit quality serves as a secondary criteria to each fund’s investment objective and corresponding principal investment strategy to seek current income that is exempt from both federal and its respective state personal income taxes. Given the principal investment strategy to invest in high quality municipal bonds, the funds currently invest a de minimis amount in non-
investment-grade securities as reflected in each fund’s annual report: Vanguard
California Intermediate-Term Tax-Exempt Fund (0.2%); Vanguard California Long-
Term Tax-Exempt Fund (0.4%); Massachusetts Tax-Exempt Fund (0.2%); Vanguard
New York Long-Term Tax-Exempt Fund (0.4%); Vanguard Ohio Long-Term Tax-
Exempt Fund (0.2%); and Vanguard Pennsylvania Long-Term Tax-Exempt Fund (0.3%).

As detailed in each fund’s Advisor’s Report contained in the same Annual Report for the period ended November 30, 2017, the credit quality parameters were amended to provide greater flexibility with respect to investment selection, and may result in a higher risk profile for each fund. To the extent that there is a shift in the investable universe of municipal bonds available to pursue each fund’s investment objective, these parameters serve as the ultimate or outer bound limits from a credit quality perspective. Therefore, given each fund’s de minimis exposure to non-investment-grade municipal bonds, we believe the request for an explanation accompanied by data is not applicable.

If a fund invests beyond a de minimis amount in non-investment-grade municipal bonds, as open-end funds, each fund considers the liquidity of such bonds in managing liquidity risk. As part of this assessment, each fund is limited to investing 15% of its assets in illiquid assets, which are currently defined as assets that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the asset on its books.

We have in place a robust liquidity risk management program and related policies and procedures that provide for assessing the liquidity of municipal securities and other fixed income securities, including assessing the impact of credit ratings and changes therein, and which includes procedures for monitoring compliance with the 15% restriction relating to illiquid securities. As a general matter, we do not believe that a non-investment-grade credit rating automatically confers “illiquid” status on municipal or other fixed income securities, but rather is one factor to consider in assessing liquidity.

As specified within each prospectus under the heading “Share Price,” debt securities held by each fund are valued based on information furnished by an independent pricing service or market quotations unless determined that a fair value price is appropriate under procedures adopted by the board of trustees. Finally, as disclosed in each fund’s Prospectus under the section titled “Methods Used to Meet Redemption Requests,” various methods may be utilized to meet the redemptions depending on the circumstances.

Comment 4:	All Funds – Prospectus – Other Investment Policies and Risks – Total Return Swaps
Comment:	The fund discloses that it may engage in transactions involving total return swaps (TRS).
A TRS is a senior security for purposes of Section 18 of the 1940 Act. When a fund engages in TRS, the fund will need to set aside an appropriate amount of liquid assets as determined by Staff guidance to address Section 18 concerns. See Investment Company
Act Release Number 10666. Please note that the Commission has issued a release proposing to update the regulations regarding fund use of derivatives for purposes of
Section 18. Accordingly, please note that the Commission could issue a new rule or guidance relating to fund use of derivatives which could impact the manner in which the fund operates.

Response:	We acknowledge the issuance of this release and this possible future rulemaking or guidance.

Comment 5:	All Funds – Prospectus – Other Investment Policies and Risks – Credit Default
Swaps
Comment:	If the fund will write a credit default swap, please confirm that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response:	We confirm, in the event that a fund writes a credit default swap, that it segregates assets equal to the full notional amount of the credit default swap.

Comment 6:	Ohio Tax-Free Funds – Signature Page
Comment:	Please correct the signature page for Ohio Tax-Free Funds, as it currently lists New York
Tax-Free Funds.

Response:	We have corrected the signature page for Ohio Tax-Free Funds.

Comment 7:	California Tax-Free Funds – Prospectus – Principal Investment Strategies –
Vanguard California Intermediate-Term Tax-Exempt Fund
Comment:	The Principal Investment Strategies section states that the dollar-weighted average maturity for the California Intermediate-Term Tax-Exempt Fund is expected to be between 6 and 12 years. The Staff takes the position that an “intermediate-term” bond fund should have a dollar-weighted average maturity of more than 3 years but less than
10 years. Please explain how the Fund’s dollar-weighted average maturity complies with rule 35d-1.

Response:	The adopting release for rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund’s investments and risks. In the adopting release, the Commission provided guidance that the dollar-weighted average maturity for an intermediate-term bond fund should be more than 3 years but less than 10 years. The text of the rule, however, does not require a 10-
year maturity for intermediate-term funds. We believe that a dollar-weighted average maturity range of 6-12 years qualifies as “intermediate-term” in light of the adopting release and rule 35d-1. For these reasons, we believe that the name of Vanguard
California Intermediate-Term Tax-Exempt Fund is not misleading and the Fund’s dollar-
weighted average maturity complies with rule 35d-1.

Please contact me at (610) 669-7310 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/Alexander F. Smith

Alexander F. Smith
Associate Counsel
The Vanguard Group, Inc.